Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 20 DATED APRIL 16, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012 and supplement no. 13 dated February 14, 2012, supplement no. 14 dated February 17, 2012, supplement no. 15 dated March 8, 2012, supplement no. 16 dated March 14, 2012, supplement no. 17 dated March 22, 2012, supplement no. 18 dated April 10, 2012 and supplement no. 19 dated April 13, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 256-unit apartment complex located on approximately 13.2 acres of land in Lombard, Illinois and the related financing of Legacy at Martin's Point.
Probable Real Estate Investment
Legacy at Martin's Point
On April 11, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale contract with Avalon Illinois Value III, LLC (the "Seller") to purchase an apartment complex, containing 256 apartment units located on approximately 13.2 acres of land in Lombard, Illinois (“Legacy at Martin's Point”).  The Seller is not affiliated with us or our advisors. In connection with the purchase and sale contract, on April 12, 2012, we have made deposits of $1.0 million under the purchase and sale contract. Pursuant to the purchase and sale contract, we would be obligated to purchase Legacy at Martin's Point only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.0 million of earnest money.
The purchase price of Legacy at Martin's Point is approximately $35.5 million plus closing costs. We intend to fund the purchase of Legacy at Martin's Point with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
Legacy at Martin's Point is located in the Chicago suburb of Lombard, Illinois and consists of 256 apartment units, encompassing 201,924 rentable square feet. Legacy at Martin's Point was constructed in 1989 and partially renovated in 2009 and is currently 97% occupied. The current aggregate annual effective base rent for the tenants of Legacy at Martin's Point is approximately $3.4 million.
The average occupancy rate for Legacy at Martin's Point during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	94%
2008	95%
2009	96%
2010	96%
2011	96%

The average effective monthly rental rate per unit for each of the last five years for Legacy at Martin's Point was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2007	$1,022
2008	1,036
2009	1,032
2010	1,042
2011	1,103
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
If we acquire Legacy at Martin's Point, we intend to renovate unit interiors over the next several years. We believe this investment is suitable for its intended purpose and will be adequately insured at acquisition.
Related Financing
Legacy at Martin's Point
On April 11, 2012, in anticipation of our acquisition of Legacy at Martin's Point, we, through an indirect wholly-owned subsidiary (the “Borrower”), applied for a seven-year $23.0 million mortgage loan (the “Legacy at Martin's Point Mortgage Loan”) with M&T Realty Capital Corporation.  On April 13, 2012, the Borrower also entered into an early-rate lock application and secured an interest rate of 3.33%.  In connection with the early-rate lock application, the Borrower submitted a good faith deposit of $460,000, which amount will be refundable upon closing of the loan.  Payments under the Legacy at Martin's Point Mortgage Loan will be interest-only for the first two years of the loan followed by payments of interest and principal with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. There can be no assurance that we will close on the Legacy at Martin's Point Mortgage Loan.

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